Lehman & Eilen LLP

20283 State Road 7, Suite 300

Boca Raton, FL 33498

Telephone: (561) 237-0804

Facsimile: (561) 237-0803

June 12, 2007

VIA FACSIMILE AND

OVERNIGHT MAIL

United States Securities

and Exchange Commission

100 F Street, NE

Mail Stop 4561

Washington, D.C. 20549

Attention: Jennifer R. Hardy

Legal Branch Chief

Re:	ValueRich, Inc.

Amendment 11 to Registration Statement on Form SB-2

Filed May 30, 2007

File No. 333-135511

Dear Ms. Hardy:

Thank you for your June 7, 2007 letter regarding ValueRich, Inc. (“ValueRich”). Enclosed is Amendment No. 12 to the ValueRich’s Form SB-2, which has been marked to show changes from our prior submission. The changes in the revised registration statement reflect the staff’s comments to the previously submitted material. Also, in order to assist you in your review of ValueRich’s Form SB-2, we hereby submit a letter responding to the comments. For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

Registration Statement’s Facing Page

1. Since you are relying on Rule 415 of Regulation C under the Securities Act for registering the securities being offered, please add and check the applicable Rule 415 box. See telephone interpretation 36 in section D of our July 1997 “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov.

United States Securities and

Exchange Commission

June 12, 2007

Response: Complied with. We have added and the applicable Rule 415 box.

Prospectus’ Outside Front Cover Page

2. It appears from the underwriting agreement and from disclosure on pages 2, 7 and 14 that this is a mini-max best efforts offering. Therefore, please delete all references to this being an all or nothing best efforts offering here, on page 32 and anywhere else in the prospectus.

Response: Complied with. We have deleted all references to the offering being done on an all or nothing best efforts basis.

Dilution, page 13

3. Please revise your dilution narrative to state that your pro forma net tangible book values are calculated as of March 31, 2007.

Response: Complied with. We have revised the dilution narrative to state

March 31, 2007 in all instances.

Balance Sheet, Page F-4

4. Please revise your December 31, 2006 balance sheet to properly state net fixed assets.

Response: Complied with. We have revised the December 31, 2006 balance sheet to state the net fixed assets are $59,088.

Note 2 – Summary of Significant Accounting Policies, page F-8

Unaudited Financial Statements

5. Please provide the disclosures required by Item 310(b)(2) of Regulation S-B and clearly identify which periods of the financial statements are unaudited.

Response: Complied with. We have provided the disclosures required by Item 310(b)(2) of Regulation S-B and clearly identified the periods of the financial statements which are unaudited.

Undertakings, page II-4

6. Since this is a Rule 415 offering, include the Rule 415 undertakings required by Item 512(a) of Regulation S-B.

United States Securities and

Exchange Commission

June 12, 2007

Response: Complied with. We have included the Rule 415 undertakings required by Item 512(a) of Regulation S-B.

Exhibit 23.01

7. Please have your auditors ensure that their consent covers the appropriate amendment of your Form SB-2.

Response: Complied with. We have revised the auditor’s consent to provide for its consent to this Amendment No. 12 to Form SB-2.

In addition, we have refiled the lock up letter and escrow agreement to correct a numbering error by the printer that was made when the prior amendment was filed as well as to incorporate changes into the escrow agreement to reflect the addition of the use of a bank account established by the underwriter’s clearing firm to also hold funds.

Please feel free to contact me at (561) 237-0804. Thank you.

Sincerely,

Hank Gracin

HG:ckg

Enclosures

cc: ValueRich, Inc.